April 30, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Gary R. Todd
Jeanne Bennett

Re:	Catalyst Semiconductor, Inc.
Form 10-K for the fiscal year ended April 30, 2006
Form 10-Q for fiscal 2007
File No. 0-21488

Ladies and Gentlemen:

On behalf of Catalyst Semiconductor, Inc. (“Catalyst”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 12, 2007 relating to Catalyst’s Annual Report on Form 10-K for the year ended April 30, 2006 filed with the Commission on July 31, 2006 (the “2006 Form 10-K”) and Forms 10-Q for fiscal 2007 (the “Forms 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Catalyst’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2006 10-K or the Forms 10-Q, as the case may be.

Form 10-K for fiscal year ended April 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 31

Securities and Exchange Commission
Re: Catalyst Semiconductor, Inc.

April 30, 2007

1.                                      In the last paragraph under Recognition of Revenues you indicate that you defer the recognition of revenue for certain resellers who have no product return rights and no price protection.  In future filings please clarify how this practice is consistent with your disclosed revenue policy and also clarify when revenue is recognized on sales to these resellers.  That is, clarify why you defer revenues for certain resellers with high volume purchases.  Please also explain in your response to this comment.

Catalyst advises the Staff that in assessing the timing of revenue recognition from sales to distributors and resellers, Catalyst considers both direct and indirect risks of returns and price protection associated in its business dealings with them.  Catalyst recognizes that resellers who have high volumes of purchases from Catalyst exert increased leverage in their dealings with Catalyst.  Such resellers can demand and receive rights to return products and price protection even if Catalyst’s contracts do not explicitly provide them such rights.  Given the importance of the high volume resellers to Catalyst’s survival and growth, Catalyst is not certain that it would not honor the requests of such resellers for price protection and return of products.  Accordingly, Catalyst accounts for sales to such resellers on a sell through basis.  In response to the Staff’s comment, Catalyst further advises the Staff that it will clarify this matter in its future filings.

Financial Statements, page F-1

2.                                      In future filings please revise the financial statements and all related tables and disclosures to identify the actual dates on which your fiscal periods end.  Similarly, in future filings present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal periods end.

Catalyst thanks the Staff for its comment and will conform to this request in its future filings.

Note 4 Balance Sheet Components, page F-15

3.                                      Please tell us why the amount of the allowance for doubtful accounts has not changed since the end of fiscal 2004.

Catalyst advises the Staff that in establishing its allowance for bad debts Catalyst considers the collectability of its accounts receivable at the end of each reporting period, by analyzing the aging of its accounts receivable, its bad debt history, customers’ payment history, customer concentration, and customers’ credit worthiness. The allowance for doubtful accounts has not changed since fiscal 2004 due to no significant changes in the underlying factors

Securities and Exchange Commission
Re: Catalyst Semiconductor, Inc.

April 30, 2007

considered by us in establishing the allowance.  During this period, Catalyst experienced no significant bad debt write offs and had a relatively consistent level of accounts receivable aging.  The allowance for bad debts covers a small amount of consistently aged accounts receivable balances that Catalyst believes has collectibility exposure.

Conclusion

On behalf of Catalyst, we hereby acknowledge that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of this office (650 320 4509) or me (650 849 3124).  In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Reigel and me at 650 493 6811.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Post

Michael Post

cc:	Gelu Vociu
Thomas Gay
Robert Latta, Esq.
Julia Reigel, Esq